Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

RECEIVED
2004 SEP 27 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

04045072

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
September 15th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press Information :

- September 6th 2004

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

Sincerely yours.

Finance Department Manager

F. Moreau

F. MOREAU

Dlw 9/27

Personal copy : Miss Sandra FOLSON

Ciments Français
Italcementi Group

Paris, September 6, 2004

CIMENTS FRANÇAIS: RESULT INCREASE

The Board of Directors meeting on 3 September 2004, which was chaired by Mr Yves René Nanot, examined and approved the Group's consolidated accounts for the 1st half of 2004 together with those of the parent company.

CONSOLIDATED ACCOUNTS

(In millions of euros)	**1st half 2004**	**1st half 2003**	Variation %
Sales	1,523.7	1,422.8	7.1
Operating income	277.5	229.9	20.7
Net income (Group share)	123.3	80.5	53.2

ACTIVITY

Sales for the 1st half of 2004 amounted to 1.523,7 million euros, up 7.1% compared with 2003, equivalent to 9.5% on a like for like basis. The negative exchange rate effect amounts to 36 million euros.

Compared with the 1st half of 2003, this progression stems from generally positive developments both in terms of volumes and prices as well as better weather conditions and a higher number of working days in some countries.

Activity was particularly healthy in France and the United States as well as in Thailand and Bulgaria.

RESULTS

The increase in volumes and prices resulted in a sharp increase in the operating income (+20.7%) which was nevertheless limited by a rise in the cost of fuels and freight and higher maintenance costs than in the first half of 2003.

Net income (Group share), which also benefited from the decrease in financial costs and the increase in the contribution of companies accounted for by the equity method, amounts to 123.3 million euros compared with 80.5 million euros on 30 June 2003.

.../...

Group's net financial debt stands at 1,296 million euros, slightly higher than the figure on 31 December 2003, compared with 1,578 million euros on 30 June 2003.

PARENT COMPANY

The net income of Ciments Français S.A. stands at 126.4 million euros compared with 14.3 million euros on 30 June 2003. This increase stems mainly from the reversal of some provisions for equity shares linked mainly due to the improvement of results, whereas a significant accrual had been recorded in 2003 due to the exchange rate effect.

OUTLOOK

The activity trend during the course of 2004 is likely to be favourable compared with 2003, but with a slower growth rate than that recorded in the first half year.

In spite of uncertainties related to operating costs linked notably to the increase in fuel prices, the 2004 result is expected to be higher than it was in 2003 excluding extraordinary items.

Visit our web sites :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20